SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

17 Education & Technology Group Inc.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

81807M106**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**CUSIP number 81807M106 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Select Market under the symbol “YQ.” Two ADSs represent five Class A ordinary shares of the Issuer.

*** The Amendment No 1. (“Amendment No. 1”) dated February 14, 2022 is the final Schedule 13G to notify that we cease to be the beneficial owner of more than five percent of the class of 17 Education & Technology Group Inc. (the “Issuer”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		Name of Reporting Person Long Great Holdings Limited
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 19,179,450 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 19,179,450 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 19,179,450 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row 9 4.5% of Class A ordinary shares or 4.0% of total ordinary shares (representing 0.9% of the aggregate voting power) (2)
12		Type of Reporting Person CO

(1)	Represents 19,179,450 Class A ordinary shares held by Long Great Holdings Limited, as further disclosed in Item 4 below.

(2)	The beneficial ownership percentage is calculated based on 482,126,402 ordinary shares of the Issuer as a single class, being the sum of (i) 423,673,234 Class A ordinary shares, and (ii) 58,453,168 Class B ordinary shares issued and outstanding as of February 28, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2021. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to thirty votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 0.9% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

1	Name of Reporting Person Rosy Glow Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Seychelles
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 19,179,450 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 19,179,450 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,179,450 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 4.5% of Class A ordinary shares or 4.0% of total ordinary shares (representing 0.9% of the aggregate voting power) (2)
12	Type of Reporting Person CO

(1)	Represents 19,179,450 Class A ordinary shares held by Long Great Holdings Limited, which is wholly owned by Rosy Glow Holdings Limited, as further disclosed in Item 4 below.

(2)	The beneficial ownership percentage is calculated based on 482,126,402 ordinary shares of the Issuer as a single class, being the sum of (i) 423,673,234 Class A ordinary shares, and (ii) 58,453,168 Class B ordinary shares issued and outstanding as of February 28, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s annual report on Form 20-F filed with the Commission on April 9, 2021. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to thirty votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 0.9% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

1	Name of Reporting Person Best Belief (PTC) Limited, as trustee of The Best Belief Family Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 19,179,450 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 19,179,450 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,179,450 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 4.5% of Class A ordinary shares or 4.0% of total ordinary shares (representing 0.9% of the aggregate voting power) (2)
12	Type of Reporting Person OO

(1)	Represents 19,179,450 Class A ordinary shares held by Long Great Holdings Limited, which is wholly owned by Rosy Glow Holdings Limited, which is wholly owned by Best Belief (PTC) Limited as trustee of The Best Belief Family Trust, as further disclosed in Item 4 below.

(2)	The beneficial ownership percentage is calculated based on 482,126,402 ordinary shares of the Issuer as a single class, being the sum of (i) 423,673,234 Class A ordinary shares, and (ii) 58,453,168 Class B ordinary shares issued and outstanding as of February 28, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s annual report on Form 20-F filed with the Commission on April 9, 2021. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to thirty votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 0.9% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

1		Name of Reporting Person Xu Xiaoping
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 19,179,450 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 19,179,450 (1)
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 19,179,450 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row 9 4.5% of Class A ordinary shares or 4.0% of total ordinary shares (representing 0.9% of the aggregate voting power) (2)
12		Type of Reporting Person IN

(1)	Represents 19,179,450 Class A ordinary shares held by Long Great Holdings Limited, which is wholly owned by Rosy Glow Holdings Limited, which is wholly owned by Best Belief (PTC) Limited as trustee of The Best Belief Family Trust with Xu Xiaoping as settlor, as further disclosed in Item 4 below.

(2)	The beneficial ownership percentage is calculated based on 482,126,402 ordinary shares of the Issuer as a single class, being the sum of (i) 423,673,234 Class A ordinary shares, and (ii) 58,453,168 Class B ordinary shares issued and outstanding as of February 28, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s annual report on Form 20-F filed with the Commission on April 9, 2021. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to thirty votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 0.9% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

Item 1(a).	Name of Issuer: 17 Education & Technology Group Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing 100102, People’s Republic of China

Item 2(a).	Name of Person Filing: (i) Long Great Holdings Limited, (ii) Rosy Glow Holdings Limited, (iii) Best Belief (PTC) Limited, and (iv) Xu Xiaoping (collectively, the “Reporting Persons”).
Item 2(b).

Address of Principal Business Office or, if none, Residence:

(i) Long Great Holdings Limited – Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

(ii) Rosy Glow Holdings Limited – Suites 103, 106 and 107, Premier Building, Victoria, Mahe, Republic of Seychelles

(iii) Best Belief (PTC) Limited – 3076 Sir Francis Drake’s Highway, P.O. Box 3463, Road Town, Tortola, British Virgin Islands

(iv) Xu Xiaoping – Flat D, 28/F, Tower 2, The Avenue Phase 2 , No. 200, Queen’s Rd East, Wanchai, Hong Kong

Item 2(c)	Citizenship: (i) Long Great Holdings Limited – British Virgin Islands (ii) Rosy Glow Holdings Limited – Seychelles (iii) Best Belief (PTC) Limited – British Virgin Islands (iv) Xu Xiaoping – Canada
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value US$0.0001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to thirty votes per share, on all matters submitted to shareholders for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: 81807M106 This CUSIP number applies to the ADSs of the Issuer. Two ADSs represent five Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021:

Reporting Persons	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Voting Power	Beneficial Ownership	Percentage of Class A Ordinary Shares (2)	Percentage of Total Ordinary Shares (2)	Percentage of the Aggregate Voting Power (3)
Long Great Holdings Limited.(1)	0	19,179,450	0	19,179,450	19,179,450	4.5%	4.0%	0.9%
Rosy Glow Holdings Limited (1)	0	19,179,450	0	19,179,450	19,179,450	4.5%	4.0%	0.9%
Best Belief (PTC) Limited, as trustee of The Best Belief Family Trust (1)	0	19,179,450	0	19,179,450	19,179,450	4.5%	4.0%	0.9%
Xu Xiaoping (1)	19,179,450	0	19,179,450	0	19,179,450	4.5%	4.0%	0.9%

(1)	Long Great Holdings Limited is wholly owned by Rosy Glow Holdings Limited. Rosy Glow Holdings Limited is wholly owned by Best Belief (PTC) Limited as trustee of The Best Belief Family Trust (the “Trust”) with Xu Xiaoping as settlor. Xu Xiaoping and his family are the Trust’s beneficiaries. As a result of Xu Xiaoping’s right to direct voting and disposition decisions of ordinary shares of the Issuer controlled by the Trust, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Rosy Glow Holdings Limited, Best Belief (PTC) Limited, as trustee of the Trust, and Xu Xiaoping may be deemed to beneficially own the ordinary shares of the Issuer directly held by Long Great Holdings Limited.

(2)	The beneficial ownership percentage is calculated based on 482,126,402 ordinary shares of the Issuer as a single class, being the sum of (i) 423,673,234 Class A ordinary shares, and (ii) 58,453,168 Class B ordinary shares issued and outstanding as of February 28, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s annual report on Form 20-F filed with the Commission on April 9, 2021.

(3)	The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to thirty votes, on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons on February 11, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Long Great Holdings Limited

By: Green Frontier Limited, its Director

By:	/s/ Gaw Ching Ying Carol
Name:	Gaw Ching Ying Carol
Title:	Director

Rosy Glow Holdings Limited

By: Green Frontier Limited, its Director

By:	/s/ Gaw Ching Ying Carol
Name:	Gaw Ching Ying Carol
Title:	Director

Best Belief (PTC) Limited, as trustee of The Best Belief Family Trust

By:	/s/ Xu Xiaoping
Name:	Xu Xiaoping
Title:	Director

And

By: Green Frontier Limited, its Director

By:	/s/ Gaw Ching Ying Carol
Name:	Gaw Ching Ying Carol
Title:	Director

Xu Xiaoping

/s/ Xu Xiaoping
Name:	Xu Xiaoping